November 25, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler
Mr. Greg Belliston
Mr. Todd Sherman
Mr. Donald Abbott

Re:	NightHawk Radiology Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 8, 2005
File No. 333-128820

Gentlemen:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 21, 2005 relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-128820) filed with the Commission on November 8, 2005.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement. For the convenience of the Staff, we are enclosing marked copies, complete with exhibits, of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	Please provide updated financial information as required by Items 3-05 and 3-12 of Regulation S-X

The Company has provided the updated financial information in Amendment No. 2.

Prospectus Summary

Our Business, page 1

2.	We note your response to comment 5. Please disclose in your prospectus the basis for your belief that you are the leading provider of off-hours emergency radiology services to radiology groups and hospitals across the U.S.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 2.

Our Challenges, page 3

3.	We note the revisions pursuant to comment 4, and we reissue the comment in part. Please briefly discuss the difficulties you must overcome to accomplish each of the five strategy objectives you list on pages 2-3.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 2.

Summary Consolidated Financial and Operating Data, page 5

4.	Please refer to your revisions in response to previous comment number 7. Your presentation of Non-GAAP adjusted data does not appear to comply with Item 10(e) of Regulation S-K. We note that you present non-GAAP data in a format using the same titles or descriptions that are the same used for GAAP financial measures. Please refer to Item 10(e)(1)(ii)(D) of Regulation S-K. Please revise your filing to remove this Non-GAAP data or revise your descriptions of the Non-GAAP measures to comply with Item 10(e)(1)(ii) of Regulation S-K. If you continue to believe that these Non-GAAP adjusted amounts are meaningful to investors please reconcile your Non-GAAP adjusted measure to the most directly comparable financial measure calculated in accordance with GAAP. Pro forma net income does not appear to be the most directly comparable financial measure calculated in accordance with GAAP.

In response to the Staff’s comment, the Company has revised the presentation in the manner discussed by Mr. Abbott and the undersigned in a telephone conversation on November 23, 2005.

We have been subject to medical liability claims and may become subject to additional claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance, page 10

5.	We note your response to comment 10. Have any of the claimants alleged a dollar amount of damages, for example in their complaint? If so, please disclose the amount(s) alleged. If they have not alleged an amount, please so state.

In response to the Staff’s comment, the Company has revised the risk factor on page 10 of Amendment No. 2.

We have significant international operations, which expose us to economic, regulatory and other risks, page 12

6.	We note your response to comment 11. Since all of the bullet points in this risk factor are already covered by other risk factors, please eliminate this risk factor to avoid the repetitive text.

In response to the Staff’s comment, the Company has removed the risk factor.

We will incur increased costs as a result of being a public company, which may adversely affect our operating results, page 14

7.	We note the revisions pursuant to comment 14. These revisions do not sufficiently distinguish your company from other public companies. If you keep this risk factor in your filing, please clarify how your company differs from other public companies and how it differs from other companies making their initial public offering.

In response to the Staff’s comment, the Company has removed the risk factor.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, page 15

8.	We note the revisions pursuant to comment 16 and reissue the comment in part. Please disclose in the risk factor that you do not have employment agreements with Christopher R. Huber or Jon D. Berger.

The Company has revised the risk factor in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Data, page 27

9.	We note you are deferring your responses to previous comments 25 – 29. Please note that certain comments are applicable to other sections of the filing. For example, our previous comment number 25 to provide a schedule disclosing the calculation of the purchase price of ATN, including the value assigned to the shares issued and the basis for determining that value also applies to the ATN pro forma financial information disclosures starting on page F-55. Please revise your disclosures in response to previous comments 25 – 29, as appropriate.

In response to the Staff’s comment, the Company has prepared purchase accounting allocations relating to the ATN acquisition which occurred on September 30, 2005. Accordingly, the Company’s consolidated balance sheet as of September 30, 2005, which is included in Amendment No. 2, reflects the acquisition of ATN. In addition, the Company has provided the disclosure previously requested by the Staff, including the purchase price of ATN, the value assigned to the issued shares and the basis for determining such value.

The Company has also updated the ATN pro forma financial information, and has revised the disclosure in the Registration Statement in response to the Staff’s previous comments 25-29, as appropriate.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 29

10.	We note that you are deferring your response for revisions contemplated in our previous comment 31. Your revised disclosure in pro forma adjustment (6) appears to be in response to previous comment 31 however your revised disclosures do not show how each adjustment was computed. Please revise your disclosures contemplated in our previous comment 31, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosures in the pro forma adjustments by disclosing the useful life of each intangible asset, and has expanded the disclosure to include a list of intangible assets and their acquired values. In addition, the Company has expanded the disclosure in footnote (2) on page 28 of Amendment No. 2.

11.	We acknowledge your response to previous comment number 32. We look forward to your revised disclosures in the amendment to the Registration Statement that include price-related information.

The Company anticipates that it will provide price-related information in Amendment No. 3 to the Registration Statement, and intends to provide the pro forma disclosure previously requested by the Staff in that amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Acquisition, page 33

12.	We note your response and revisions pursuant to comment 35. Please disclose in your filing the formulas that will be used to determine the number of additional shares to be issued to ATN stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No. 2.

Results of Operations, page 43

Comparison of Six Months Ended June 30, 2004 and June 30, 2005, page 43

Service Revenue, page 43

13.	We have read your response to previous comment 37 however your reasons for the increases in service revenues are due to the same factors each period discussed. We note you quantify the increase in radiology group and hospital customers for each period discussed which appears to be the primary reason for the increase in revenue. If you cannot quantify the increases in revenues due to each factor please disclose this fact and discuss why.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 42, 46 and 49 of Amendment No. 2.

Business, page 57

14.	Please disclose in your Business section the information required by Item 101(d) of Regulation S-K.

In response to the Staff’s comment, the Company has provided the information required by Item 101(d) of Regulation S-K on pages 57 and 69 of Amendment No. 2.

Overview, page 57

15.	We note your response to comment 39 and reissue the comment. Please disclose in your filing the information about preliminary and primary reads that you included in your response letter.

In response to the Staff’s comment, the Company has added the requested disclosure on page 2 and page 56 of Amendment No. 2.

Certain Relationships and Related Party Transactions, page 80

16.	We note you issued 1,259,375 shares of common stock to Michael Cooney, M.D. in November 2004. Please disclose additional information concerning the warrant including the time and circumstances of its issuance, the number of shares and exercise price for the shares covered by the warrant, and the dollar value of the services rendered. In addition, please explain how the number of shares issued in satisfaction of the warrant and services rendered was determined.

In response to the Staff’s comment, the Company has added the requested disclosure on page 80 of Amendment No. 2.

17.	Please disclose the approximate dollar value of the 155 radiology scans you provide under the contract with Regents, University of California, and disclose the approximate dollar value of the continued medical education courses your contract radiologists are permitted to attend. Disclose whether there is a limit on the number of attendees or courses permitted.

In response to the Staff’s comment, the Company has added the requested disclosure on page 82 of Amendment No. 2.

NightHawk Radiology Holdings Inc. and Subsidiaries Financial Statements

Audited Consolidated Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

Note 1. The Company, page F-8

Recapitalization, page F-8

18.	We are considering your response to previous comment number 50. We note the Company previously operated as NightHawk LLC and that Management held approximately 34% of the LLC before Holdings was formed to acquire all of the outstanding units of the LLC. In March 2004 Holdings purchased with cash approximately 64% of the outstanding units of the LLC from a selling member and Management’s outstanding units of the LLC was exchanged for common stock in Holdings. Please explain to us why Holdings’ purchase of approximately 64% of the outstanding units of the LLC from a selling member did not result in obtaining control over the LLC and result in a business combination with Holdings as the acquiring entity. Please refer to footnote 5 to paragraph 9 of SFAS 141 and paragraph 16 of SFAS 141. Additionally, as previously requested, please tell how the recapitalization entries to Stockholders’ Equity (Deficit) were computed.

The Company continues to believe that the acquisition by NightHawk Radiology Holdings, Inc. (“Holdings”) of all the outstanding membership units of Nighthawk Radiology Services LLC (“LLC”) in March 2004 (the “Recapitalization”) should be accounted for using carry-over basis and that the requirements of SFAS 141 to reflect a new accounting basis have not been met.

In essence, the Company’s reason for not applying purchase accounting is that at the time of the Recapitalization, no individual shareholder, or group of shareholders, gained control of the business. The LLC had corporate governance provisions that resulted in the majority shareholder not having control of the LLC. Since there were no voting agreements to vote in concert (either before or after the Recapitalization), no single shareholder, or group of shareholders, controlled the LLC or Holdings.

Paragraph 9 of SFAS 141 identifies three elements that are necessary in order to deem that a business combination has occurred: (i) an entity (which according to footnote 3 could be a “… new entity formed to complete a business combination,”), (ii) an acquisition of assets that constitute a business and (iii) control is obtained over that business. Footnote 5 in paragraph 9 refers only to the general control model in ARB 51, Consolidated Financial Statements, paragraph 2, as amended by FASB Statement No. 94, Consolidation of All Majority-owned Subsidiaries, which states that “… as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation” (emphasis added). However, SFAS 141 provides no further detailed guidance to assess whether a change in control exists in other facts and circumstances, such as when there is no single shareholder (“one company”) that gains ownership of over fifty percent of the target business. For purposes of this letter, the Company will consider the new entity formed as NEWCO or Holdings, and the acquired business assets as OLDCO or the LLC.

The basis for the Company’s conclusion that the Recapitalization should be accounted for using carry-over basis is that a change in control over the business of the LLC did not occur and, as a result, the third requirement in paragraph 9 of SFAS 141 has not been satisfied.

The Company understands that there has been a long-standing and generally accepted practice for nearly two decades that when a transaction involves a change in ownership involving one substantive business (OLDCO or LLC in this case) and one nonsubstantive, nonoperating business (NEWCO or Holdings in this case), a business combination cannot be deemed to have occurred unless a change in control occurs at the shareholder level. This consensus was reached in EITF 88-16, Basis in Leveraged Buyout Transactions, which is the most analagous accounting literature to determine whether or not a change of control has occurred. Although the Company readily acknowledges that Holdings acquired 100% of LLC for a combination of cash and stock, the Company has concluded that no substantive change in control occurred at the shareholder level based on the rationale discussed below.

The Company refers to EITF 88-16 as it is the most analogous literature on point. It specifically addresses the requirements necessary in order to reflect a new accounting basis in the financial statements of a NEWCO with no substantive business operations upon its acquisition of 100% of an OLDCO, which is a transaction similar to the Recapitalization.

First, the Company does not believe that the Recapitalization falls within the scope of EITF 88-16 because it was not a highly leveraged transaction. Debt proceeds of $12 million comprised only 34% of the fair market value of the LLC at the time of the Recapitalization (approximately $35 million). The $13,000,000 of redeemable convertible preferred stock issued to Summit Partners, L.P. (“Summit”) was not included as a debt-type instrument since it is putable, rather than mandatorily redeemable, and hence not a liability under SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Section 1 of the EITF 88-16 consensus states the following:

A partial or complete change in accounting basis is appropriate only when there has been a change in control of voting interest: that is, a new controlling shareholder or group of shareholders must be established.3 (emphasis added)

Footnote 3—Underlying Authoritative Support. In form, LBO transactions within the scope of this Issue are analogous to purchase business combinations. [Note: See STATUS section.] Certain purchase business combinations are, essentially, recapitalization-restructuring transactions or simply a change in the legal form or ownership structure. Interpretation 39 of Opinion 16 specifies that a change in basis is not appropriate if the transfer of net assets or exchange of shares is between entities under common control.

To justify a new basis of accounting to record the acquisition of the target in an LBO transaction (a transaction that can be analogized to the purchase of a subsidiary), the transaction must result in a change of control; that is, an investor or group of investors that previously did not have unilateral control over the target entity must now have such control. The rationale for using a new basis of accounting to record the acquisition of the target in an LBO transaction is supported by the view that the target entity becomes a subsidiary of NEWCO, which is controlled by the new controlling shareholder or control group.

The establishment of a new controlling shareholder or control group results in a transaction similar to a purchase business combination as opposed to a recapitalization-restructuring transaction for which a change in basis is not appropriate. (emphasis added)

Part (a) of Section 1 then lists three ways in which such a new controlling shareholder group could be established. That assessment of change in control is made solely at the shareholder level, essentially ignoring and treating as irrelevant NEWCO’s complete acquisition of OLDCO. The conditions and the related facts are as follows:

a.	A change in control has occurred if any one of the following conditions is met (see Exhibit 88-16B):

i.	A single shareholder, that may be an individual member of management, obtains unilateral control of NEWCO, and that shareholder did not have unilateral control of OLDCO. This condition is met when either an individual member of management or management as a group obtains unilateral control of NEWCO and did not have unilateral control of OLDCO. (emphasis added)

In the Company’s case, no single shareholder has over fifty percent of either the voting interest or right to representation on Holdings’ Board of Directors. Accordingly, the condition is not met.

ii.	A group of new shareholders (shareholders with no residual interest in OLDCO), that may include management, that meets the definition for inclusion in the NEWCO control group (see Section 1(c) below for criteria for inclusion in the control group) obtains unilateral control of NEWCO. For purposes of this test, there is a rebuttable presumption that management as a group is considered a single shareholder.

The only new shareholder immediately following the Recapitalization was Summit. Summit obtained substantially less than fifty percent of the voting stock and the right to nominate only one of five seats on Holdings’ Board of Directors at the time of the Recapitalization.

Even if management is included in the NEWCO control group notwithstanding its residual interest in OLDCO, the Company believes that the “subset” concept discussed in iii below would apply here as well. It is doubtful that the EITF considered a fact pattern in which management as a group controlled OLDCO before the transaction, but there is no reason to believe that the subset limitation analyzed below would not apply here as well. Accordingly, the condition is not met.

iii.	The NEWCO control group (see Section 1(c)) obtains unilateral control of NEWCO, and no subset of the NEWCO control group had unilateral control of OLDCO.

Under EITF 88-16, all four of the shareholders of Holdings immediately following the Recapitalization would be included in the NEWCO control group, meeting the first half of the sentence. However, a subset of that group (the three founders) clearly had unilateral control of OLDCO. Section 4 of the LLC Agreement provided that “the business and affairs of the Company shall be managed under the direction of the Board of Managers.” That same section provided for up to four Managers, and all three of the founders were granted the right to be a Manager as long as they were employed or were not otherwise removed as a Manager for cause.

Section 4.2 stated that the four Managers (three of whom were the founders) “shall have the authority, power and responsibility to conduct and manage the usual, customary and ordinary course of business, affairs and operations of the Company subject to any exceptions or limitations provided for in this Agreement.” Section 6.8 did provide that certain actions required approval of the other Manager (the majority shareholder), but those matters would all be considered protective rights under EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

Since the founders, a subset of the NEWCO control group, had unilateral control of OLDCO under the methodology outlined in EITF-8816, this condition was not met. In addition, we note that upon completion of the Recapitalization, the three founders held 72% of the voting rights in NEWCO and, in accordance with a contemporaneous Stockholders Agreement, were granted the right to three of five seats on the Board of Directors of NEWCO.

EITF 88-16 established a basic principle that, in a transaction involving a change in ownership of one single business (such as the leveraged buyouts that EITF 88-16 was designed to address) a critical component necessary to conclude that a change in accounting basis of the underlying assets of the business is appropriate is that the transaction results in a change in control of the underlying business. In the guidance provided by EITF 88-16, the assessment regarding whether a change in control has occurred is made solely at the shareholder level. In this Recapitalization, no change in control has occurred as no new control group has been established. Section 1(d) of EITF 88-16 states that “if a change in control is deemed not to have occurred as a result of applying the above guidance, the transaction should be considered a recapitalization-restructuring for which a change in accounting basis is not appropriate.”

Second, the Company has concerns that accounting for the transaction as a business combination rather than a Recapitalization would have unintended consequences from a transparency or accounting policy perspective. If SFAS 141 business combination accounting (i.e., new basis) is applied in all circumstances in which a surviving NEWCO acquires all of the business in an existing OLDCO by issuing various combinations of stock and/or cash to the OLDCO shareholders, then any existing business desiring a new accounting basis in its assets could easily achieve that result merely by creating a NEWCO to obtain full ownership of OLDCO, without any change in ownership of the underlying business. For example, a business entity could achieve a new accounting basis in its assets (e.g., in conjunction with a debt financing) merely by creating a NEWCO and causing the OLDCO shareholders to exchange shares in OLDCO for an identical residual interest in NEWCO. Such a transaction is in fact not uncommon, such as when a company decides to reincorporate from one state to another. In such a hypothetical transaction, there would have been no change in ownership, much less a change in control, of the underlying business. New basis would seem inappropriate since no change in ownership or control occurred. We believe this hypothetical example illustrates that it cannot be a correct interpretation of paragraphs 9 and 16 of SFAS 141 that a change of control always occurs by virtue of NEWCO’s 100% acquisition of OLDCO. The Company respectfully submits that in a combination involving a NEWCO and a single underlying business, to assess the condition of obtaining control under both EITF 88-16 and SFAS 141, one must look through NEWCO to the shareholders to determine whether, given all the facts and circumstances involved in such transaction, a substantive change in control of the underlying business has occurred. This is true whether none, some or even a majority of the shareholders of OLDCO are eliminated.

With regard to paragraph 16 of SFAS 141, the Company does not disagree that the majority shareholder of OLDCO received approximately $23.4 million in cash in exchange for 100% of its interest in OLDCO and the founders exchanged 100% of their interest in OLDCO for approximately $12 million in NEWCO voting common stock (the respective fair values essentially proportionate to each party’s former ownership interests in OLDCO). Therefore, the unusual fact in the Recapitalization, and what the Company presumes may be troubling to the Staff, is that the majority shareholder in OLDCO was eliminated when NEWCO acquired OLDCO. Nonetheless, the fact is that the shareholder that was redeemed did not control OLDCO.

Notwithstanding the disproportionate amount of cash distributed to the former majority shareholder of OLDCO, on one hand, versus NEWCO voting stock distributed to the Founders, on the other hand, the accounting issue is still whether the OLDCO business that remains in NEWCO should reflect a new basis of accounting. As we have pointed out, OLDCO had corporate governance provisions that resulted in the majority shareholder not having control of OLDCO. Since there was no voting agreement between the founders to vote in concert (either before or after the Recapitalization), no single shareholder, or group of shareholders, controlled OLDCO, or for that matter, NEWCO. Accordingly, the Company’s reason for not applying purchase accounting is that at the time of the Recapitalization, no individual shareholder gained control of the business of OLDCO, and any group of shareholders that could be considered together as a NEWCO control group would contain, as a subset, a smaller group that also controlled OLDCO; hence, a change in accounting basis through application of purchase accounting under SFAS 141 would not be appropriate.

The Company has discussed this matter with its independent registered public accounting firm, including their National Office (Mr. Doug Barton, Deloitte National Office, San Francisco), who concur in the Company’s conclusion.

The Company supplementally advises the Staff that the recapitalization entries, as reflected in the Statement of Stockholders’ Equity (Deficit) were computed as follows:

On March 31, 2004, total shares of common stock issued were 20,892,857, including 2,089,286 shares of redeemable common stock (net of 18,803,571 shares). Given that no monetary consideration was exchanged, the shares were recorded at par value ($.001), or $18,804.

As indicated in Note 12, given the redemption features of the 2,089,286 shares, the Company has classified them as mezzanine equity in the consolidated balance sheets. On March 31, 2004, the Company calculated the value of such shares (with assistance from an independent valuation specialist) as $1,253,572. The carrying value of the redeemable common stock is accreted to its redemption value at the end of each reporting period.

As disclosed in Note 1, the Company paid $23,400,000 to purchase the membership units from the selling member. In connection with this transaction, the Company incurred costs of $1,463,527, which were netted against the proceeds from the transaction.

Summary of accounting entry:	Dr	Cr

Retained earnings	$26,135,903
Common Stock - equity		$18,804
Redeemable Common Stock - mezzanine		$1,253,572
Cash		$24,863,527

Note 9. Employee Benefits and Stock Plans, page F-17

19.	We are considering your response to previous comment number 52. Please note we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

The Company acknowledges the Staff’s comment. As noted above, the Company anticipates that it will provide price-related information in Amendment No. 3 to the Registration Statement.

Note 10. Earnings Per Share, page F-19

20.	Please refer to your response to previous comment number 53. Please provide us with the computation for the weighted average common shares outstanding for each period presented. Tell us how your accounting for redeemable common stock complies with SFAS 128.

In response to the Staff’s comment, set forth below is the Company’s computation of the weighted average shares outstanding for each period indicated.

Years Ended December 31, 2002 and December 31, 2003: The assumed number of common shares outstanding as of January 1, 2004 is computed as provided in the following table. Because there were 999 LLC units outstanding during the years ended December 31, 2002 and December 31, 2003, this calculation also reflects the number of common shares assumed outstanding during those years.

Common shares issued in 3/31/04 recapitalization	20,892,857
divided by:
LLC units converted into common shares on 3/31/04	335.75

Common shares received per LLC unit	62,227.422
multiplied by:
LLC units outstanding at 1/1/2004	999

Common shares assumed outstanding at 1/1/2004	62,165,195

Year Ended December 31, 2004: The following table sets forth the number of common shares outstanding during the year ended December 31, 2004, based on the 62,165,195 common shares assumed outstanding at January 1, 2004 (which is calculated above). Redemptions of LLC units on or prior to the recapitalization completed on March 31, 2004 are reflected as redemptions of common shares at a rate of 62,227.422 shares per redeemed unit in accordance with the calculation set forth in the table above.

Date	Description	Shares	Balance
1/1/2004	Assumed common stock shares outstanding	62,165,195	62,165,195
1/1/2004	Redemption of 56 LLC units	(3,484,736)	58,680,459
3/31/2004	Redemption of 607.25 LLC units	(37,787,602)	20,892,857
11/24/2004	Issuance of common stock for DayHawk acquisition	600,000	21,492,857

The following table sets forth the calculation of the weighted average common shares outstanding during the year ended December 31, 2004.

Period	Days in Period	Percentage of the Year (based on 366 days)	Shares Outstanding during Period	Weighted Average Shares
1/1/2004 - 3/30/2004	90	24.6%	58,680,459	14,429,621
3/31/2004 - 11/24/2004	239	65.3%	20,892,857	13,643,150
11/25/2004 - 12/31/2004	37	10.1%	21,492,857	2,172,775

	366	100.0%		30,245,546

Nine Months Ended September 30, 2004: The following table sets forth the calculation of the weighted average common shares outstanding during the nine months ended September 30, 2004.

Period	Days in Period	Percentage of the Nine-Month Period (based on 274 days)	Shares Outstanding during Period	Weighted Average Shares
1/1/2004 - 3/30/2004	90	32.8%	58,680,459	19,274,603
3/31/2004 - 9/30/2004	184	67.2%	20,892,857	14,030,240

	274	100.0%		33,304,843

Nine Months Ended September 30, 2005: For the nine months ended September 30, 2005, there were 21,492,857 common shares outstanding during the entire period with the exception of 394,090 common shares issued in connection with the ATN acquisition at the end of the day on September 30, 2005.

The Company’s redeemable common shares are redeemable at the option of the holders of such shares at any time after March 31, 2006. The redemption price of such shares is equal to the fair value of the common shares at the time of redemption. Since these shares are redeemable at the option of the holders, the Company accounted for such shares in accordance with EITF Topic D-98, “Classification and Measurement of Redeemable Securities” (EITF D-98). As required by EITF D-98, the Company classified such redeemable common shares as mezzanine, or temporary equity, and recognized such shares at their redemption value (i.e., fair value) at the end of each reporting period. Increases or decreases in the redemption value of the redeemable common shares have been treated in the same manner as dividends on non-redeemable common shares (they have been recognized as decreases in retained earnings). Such amounts, however, have not been reflected as reductions to earnings available to common shareholders for purposes of computing earnings per share. The Company believes such treatment is appropriate because redemption rights at fair value do not amount to a preferential distribution. Such treatment is also consistent with paragraph 19 of EITF D-98, as amended on September 15, 2005, which states in part:

“Similarly, regardless of the accounting method selected, the resulting increases or decreases in the carrying amount of redeemable common stock shall be treated in the same manner as dividends on nonredeemable stock and shall be affected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital. However, increases or decreases in the carrying amount of redeemable common stock should not affect income applicable to common shareholders. Rather, the SEC staff believes that to the extent that a common shareholder has a contractual right to receive at share redemption (other than upon ordinary liquidation events) an amount that is other than the fair value of such shares, then that common shareholder has, in substance, received a preferential distribution. Under FASB Statement No. 128, Earnings per Share, paragraph 60(b), entities with capital structures that include a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights, should apply the two-class method of calculating earnings per share. Therefore, when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share using a method akin to the two-class method. For common stock redeemable at fair value, the SEC staff would not expect the use of a method akin to the two-class method, as a redemption at fair value does not amount to a preferential distribution.”

The weighted average redeemable common shares outstanding have been included in the denominator for purposes of computing basic earnings per share.

NightHawk Radiology Holdings, Inc. and DayHawk Radiology Services, LLC

Unaudited Pro Forma Condensed Combined Statement of Income Overview, page F-42

Notes to Unaudited Pro Forma Condensed Combined Statement of Income, page F-44

Note 2: Pro Forma Adjustments, page F-44

21.	Please refer to your revised disclosures in response to previous comment number 59. It appears that your pro forma tax adjustment should be based on the tax status of NightHawk as of December 31, 2004. Please revise your pro forma tax adjustment to give effect to the transaction as of it occurred on January 1, 2004 and include a separate pro forma tax adjustment to give effect to NightHawk’s change in tax status as if it was a taxable entity for the entire year. This comment also applies to other pro forma tax adjustments in the filing.

In response to the Staff’s comment, the Company has revised the pro forma tax expense on page F-38 and the related disclosure for the tax adjustment. In addition, the Company has updated the Pro Forma Condensed Combined Statements of Operations on page 28 to reflect this revision.

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned, Mark J. Handfelt or Mark A. Callon of this office at (206) 883-2500. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Patrick J. Schultheis

Patrick J. Schultheis

Enclosures

cc:	Paul E. Berger, M.D.

Paul E. Cartee, Esq.

NightHawk Radiology Holdings, Inc.

Mark J. Handfelt, Esq.

Mark A. Callon, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq.

Davis Polk & Wardwell